

September 30, 2022

Raju Mohan, Ph.D.
Chief Executive Officer
Ventyx Biosciences, Inc.
662 Encinitas Blvd, Suite 250
Encinitas, California 92024

   Re: Ventyx Biosciences, Inc.
     Registration Statement on Form S-1
     Filed September 27, 2022
     File No. 333-267626

Dear Dr. Mohan:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Dillon Hagius at 202-551-7967 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Martin Waters